Exhibit 99.62

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Unaudited, expressed in US Dollars)

Midas Gold Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

As at June 30, 2020 and December 31, 2019

(Unaudited, Expressed in US dollars)

	Notes	June 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$38,864,647	$17,504,622
Receivables		59,635	123,576
Prepaid expenses		584,250	782,416
		$39,508,532	$18,410,614
NON-CURRENT ASSETS
Buildings and equipment		$194,723	$247,103
Right-of-use assets	3	330,199	423,774
Exploration and evaluation assets		71,423,369	71,423,369
		$71,948,291	$72,094,246
TOTAL ASSETS		$111,456,823	$90,504,860

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables		$3,653,797	$4,228,719
Warrant derivative (i)	4	313,768	274,723
Lease liabilities	3	187,686	178,294
		$4,155,251	$4,681,736
NON-CURRENT LIABILITIES
Convertible notes	5	$44,857,807	$27,336,373
Convertible note derivative (ii)	6	72,959,203	25,478,212
Non-current lease liabilities	3	165,345	265,563
		$117,982,355	$53,080,148
TOTAL LIABILITIES		$122,137,606	$57,761,884

EQUITY
Share capital	7	$283,767,418	$283,489,578
Equity reserve	7	26,648,518	25,882,516
Deficit		(321,096,719)	(276,629,118)
TOTAL EQUITY		$(10,680,783)	$32,742,976
TOTAL LIABILITIES AND EQUITY		$111,456,823	$90,504,860

Commitments – Notes 3 and 12

Footnotes:

(i)	The warrant derivative is valued at fair value in accordance with International Financial Reporting Standards (“IFRS”). There are no circumstances in which the Corporation would be required to pay any cash upon exercise or expiry of the warrants. See Note 4.

(ii)	The Convertible Note Derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes. See Note 6.

See accompanying notes to condensed consolidated financial statements

2

Midas Gold Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

As at June 30, 2020 and December 31, 2019

(Unaudited, Expressed in US dollars)

		Three Months Ended		Six Months Ended
	Notes	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
EXPENSES
Consulting		$1,483	$38,643	$9,006	$38,643
Corporate salaries and benefits		235,976	245,483	416,682	448,280
Depreciation		70,532	58,698	145,955	125,203
Directors’ fees		41,309	33,465	84,618	62,414
Exploration and evaluation	8	6,783,150	6,150,128	12,275,198	11,740,783
Office and administrative		27,937	(6,059)	55,103	55,462
Professional fees		99,242	83,957	106,327	146,883
Share based compensation	7	336,620	372,595	887,864	1,141,473
Shareholder and regulatory		68,955	123,617	165,484	233,789
Travel and related costs		2,400	80,294	28,849	114,436
OPERATING LOSS		$7,667,604	$7,180,821	$14,177,086	$14,107,366

OTHER EXPENSES (INCOME)
Change in fair value of warrant derivative (i)	4	$193,889	$(155,231)	$39,045	$(324,227)
Change in fair value of convertible note derivative (ii)	6	31,116,764	(14,228,614))	30,256,819	(22,637,383)
Finance costs	9	1,152,959	659,032	2,242,551	1,308,360
Foreign exchange loss/(gain)		3,830,373	1,320,033	(2,076,139)	2,501,729
Interest income		(89,395)	(127,631)	(171,761)	(284,081)
Total other expenses/(income)		$36,204,590	$(12,532,411)	$30,290,515	$(19,435,602)

NET LOSS/(INCOME) AND COMPREHENSIVE LOSS/(INCOME)		$43,872,194	$(5,351,590)	$44,467,601	$(5,328,236)

NET LOSS/(INCOME) PER SHARE, BASIC AND DILUTED		$0.16	$(0.02)	$0.16	$(0.02))
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED		271,641,427	241,031,224	271,585,918	238,372,615

Footnotes:

(i)	The warrant derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay any cash upon exercise or expiry of the warrants. See Note 4.

(ii)	The Convertible Note Derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes. See Note 6.

See accompanying notes to condensed consolidated financial statements

3

Midas Gold Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the three months ended March 31, 2020 and 2019

(Expressed in US dollars except for number of shares)

		Share Capital
	Note	Shares	Amount	Equity Reserve	Deficit	Total
BALANCE, January 1, 2019		234,812,690	$267,595,776	$24,394,532	$(265,329,233)	$26,661,075
Share based compensation	7	-	-	1,166,237	-	1,166,237
Public offering	7	33,200,000	14,929,176	-	-	14,929,176
Share issue cost	7	-	(844,832)	-	-	(844,832)
Share based payments		1,500,000	877,500	-	-	877,500
Share issued through Stock Appreciation Rights		137,383	-	(122,188)	-	(122,188)
Exercise of options	7	831,700	599,188	(197,882)	-	401,306
Net profit and comprehensive profit for the period		-	-	-	5,328,236	5,328,236
BALANCE, June 30, 2019		270,481,773	$283,156,808	$25,240,699	$(260,000,997)	$48,396,510

BALANCE, January 1, 2020		271,125,496	$283,489,578	$25,882,516	$(276,629,118)	$32,742,976
Share based compensation	7	-	-	886,092	-	886,092
Share issued through Stock Appreciation Rights		54,160	23,287	(21,514)	-	1,773
Exercise of options		514,000	254,553	(98,576)	-	155,977
Net loss and comprehensive loss for the period		-	-	-	(44,467,601)	(44,467,601)
BALANCE, June 30, 2020		271,693,656	$283,767,418	$26,648,518	$(321,096,719)	$(10,680,783)

See accompanying notes to condensed consolidated financial statements

4

Midas Gold Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the three and six months ended June 30, 2020 and 2019

(Unaudited, expressed in US dollars)

		Three Months Ended		Six Months Ended
	Notes	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
OPERATING ACTIVITIES:
Net (loss)/profit		$(43,872,194)	$5,351,590	$(44,467,601)	$5,328,236
Adjustments for:
Share based compensation	7	334,847	372,595	886,092	1,166,237
Share based payments	7	-	877,500	-	877,500
Depreciation		70,532	58,698	145,955	125,203
Accretion and interest expense	3,5,9	1,152,959	659,032	2,018,341	1,308,360
Finance cost deducted as share issue cost	9	-	-	224,210	-
Change in fair value of warrant derivative	4	193,889	(155,231)	39,045	(324,227)
Change in fair value of convertible note derivative	6	31,116,764	(14,228,614)	30,256,819	(22,637,383)
Unrealized foreign exchange gain/(loss)		3,803,675	1,370,225	(2,010,319)	2,570,555
Interest income		(89,395)	(127,631)	(171,761)	(284,081)
Changes in:
Trade and other receivables		19,342	(36,145)	12,784	(37,836)
Prepaid expenses		10,170	(278,141)	198,164	(288,330)
Trade and other payables		516,728	(88,041)	(775,537)	247,407
Net cash used in operating activities		$(6,742,683)	$(6,224,163)	$(13,643,808)	$(11,948,359)
INVESTING ACTIVITIES:
Purchase of buildings and equipment		$-	$(20,456)	$-	$(20,456)
Interest received		128,113	386,852	222,920	525,381
Net cash provided by investing activities		$128,113	$366,396	$222,920	$504,925
FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes		$-	$-	$35,000,000	$-
Payment of transaction costs on issuance of convertible notes		-	-	(237,170)	-
Proceeds from issuance of common shares through financing		-	14,929,176	-	14,929,176
Payment of transaction costs on issuance of common shares through financing		-	(844,832)	-	(844,832)
Proceeds from issuance of common shares through exercise of options		27,507	-	157,750	279,117
Interest paid on Convertible Notes	5	-	-	(18,353)	(18,727)
Payment of lease liabilities	3	(48,763)	(2,538)	(110,116)	(19,793)
Net cash (used in)/provided by financing activities		$(21,256)	$14,081,806	$34,792,111	$14,324,941
Effect of foreign exchange on cash and cash equivalents		85,339	40,136	(11,198)	60,021
Net (decrease)/increase in cash and cash equivalents		(6,550,487)	8,264,175	21,360,025	2,941,528
Cash and cash equivalents, beginning of period		45,415,134	24,563,911	17,504,622	29,886,558
Cash and cash equivalents, end of period		$38,864,647	$32,828,086	$38,864,647	$32,828,086

Cash		$4,614,758	$8,796,611	$4,614,758	$8,796,611
Investment savings		12,051,358	7,613,742	12,051,358	7,613,742
GIC and term deposits		22,198,531	16,417,733	22,198,531	16,417,733
Total cash and cash equivalents		$38,864,647	$32,828,086	$38,864,647	$32,828,086

See accompanying notes to condensed consolidated financial statements

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019

(Unaudited, expressed in US dollars)

1.	Nature of Operations

Midas Gold Corp. (the “Corporation” or “Midas Gold”) was incorporated on February 22, 2011 under the Business Corporations Act of British Columbia. The Corporation was organized to hold shares in wholly owned subsidiaries that locate, acquire, develop and restore mineral properties located principally in the Stibnite – Yellow Pine mining district in Valley County, Idaho, USA. The Corporation’s principal asset is 100% ownership in subsidiaries that control the Stibnite Gold Project (“Stibnite Gold Project” or the “Project”). The Corporation currently operates in one segment, mineral exploration in the United States. The corporate office of Midas Gold is located at 890-999 West Hastings Street, Vancouver, BC, V6C 2W2, Canada.

2.	Basis of Preparation

a.	Statement of Compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting (“IAS 34”), using accounting policies that are consistent with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

b.	Basis of Presentation

These condensed consolidated interim financial statements have been prepared on the historic cost basis except for certain financial instruments, which are measured at fair value.

The preparation of these condensed consolidated interim financial statements is based on the accounting policies consistent with those applied to the consolidated financial statements of Midas Gold for the year ended December 31, 2019.

These condensed consolidated interim financial statements do not include all information required for full financial statements and should be read in conjunction with the consolidated financial statements of Midas Gold for the year ended December 31, 2019.

These condensed consolidated interim financial statements for the six-month periods ended June 30, 2020 and 2019 were approved and authorized for issue by the board of directors on August 13, 2020.

3.	Leases

The Corporation leases building space for the Corporate office in Vancouver, BC, and for the U.S. subsidiaries in Donnelly, ID and Boise, ID and has identified these leases to have ROU assets. As at June 30, 2020, these are the only leases identified to have ROU assets. The Corporation is utilizing an incremental borrowing rate of 10% for calculating lease liabilities and ROU assets.

ROU Assets

Property
Balance, January 1, 2020	$423,774
Additions	-
Depreciation charge for the period	(93,575)
Balance, June 30, 2020	$330,199

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019

(Unaudited, expressed in US dollars)

3.	Leases (continued)

Lease Liabilities

June 30, 2020
Maturity analysis – contractual undiscounted cash flows
Less than one year	$212,807
One to five years	172,203
Total undiscounted lease liabilities at June 30, 2020	$385,010
Lease liabilities included in the statement of financial position at June 30, 2020	$353,031
Current	187,686
Non-Current	165,345

Amounts recognized in profit and loss

June 30, 2020
Depreciation expense of ROU assets	$(93,575)
Expenses relating to short-term leases	(20,776)
Expenses relating to leases of low-value assets	(6,171)
Interest on lease liabilities	(19,290)

Payments made during the period for leases where the Corporation has elected to not recognize ROU assets and lease liabilities are recognized in the statement of net loss and comprehensive loss are presented in the table above.

Amounts recognized in the statement of cash flows

June 30, 2020
Total payments on lease liability	$(110,116)
Principal on leases	(90,826)
Interest expense	(19,290)

4.	Warrant Derivative

In May 2013, the Corporation issued to Franco Nevada Corporation (“Franco”) 2,000,000 share purchase warrants (“Franco Warrants”). The Franco Warrants are exercisable into 2,000,000 common shares of the Corporation at C$1.23 per warrant. The Franco Warrants contain a mandatory conversion feature which requires Franco to exercise 100% of the outstanding warrants if, at any time, the volume weighted average trading price of Midas Gold’s common shares is equal to or greater than C$3.23 for a period of 30 consecutive trading days. The Franco Warrants expire on May 9, 2023.

The exercise price of the Franco warrants is denominated in Canadian dollars; however, the functional currency of the Corporation is the US Dollar. As a result of this difference in currencies, the proceeds that will be received by the Corporation are not fixed and will vary based on foreign exchange rates and the warrants are a derivative and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as a non-cash gain or loss in the consolidated statement of net loss/(income) and comprehensive loss/(income). Upon exercise, the holders will pay the Corporation the respective exercise price for each warrant exercised in exchange for one common share of Midas Gold and the fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital.  The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in the consolidated statement of net loss/(income) and comprehensive loss/(income). There are no circumstances in which the Corporation would be required to pay any cash upon exercise or expiry of the warrants.

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019

(Unaudited, expressed in US dollars)

4.	Warrant Derivative (continued)

A reconciliation of the change in fair values of the derivative is below:

Fair Value of Warrant Derivative
Balance, December 31, 2019	$274,723
Change in fair value of warrant derivative	39,045
Balance, June 30, 2020	$313,768

The fair value of the warrants was calculated using the Black-Scholes valuation model. The inputs used in the Black-Scholes valuation model are:

	June 30, 2020		December 31, 2019
Share price	C$	0.72	C$	0.63
Exercise price	C$	1.23	C$	1.23
Expected term (in years)		2.9		3.4
Expected share price volatility		69%		65%
Annual rate of quarterly dividends		0%		0%
Risk-free interest rate		0.3%		1.7%

5.	Convertible Notes

On March 17, 2016, the Corporation issued unsecured convertible notes (the “2016 Notes”) for gross proceeds of $38.5 (C$50.0) million and a maturity date of March 17, 2023. On March 17, 2020, the Corporation issued a second round of unsecured convertible notes (the “2020 Notes”) for gross proceeds of $35.0 (C$47.6) million and a maturity date of March 17, 2027. Both sets of notes, collectively the “Convertible Notes”, have identical features and bear interest at a rate of 0.05% per annum, payable annually in cash or common shares (at the Corporation’s election) or added to the principal and payable on maturity. Upon maturity, and for each set of notes, the outstanding principal amount is due and payable in cash unless converted in advance of that date. The holders of the Convertible Notes may convert any portion of their Convertible Notes at any time prior to the maturity date into common shares of the Corporation, at a price of C$0.3541 per share for the 2016 Notes and a price of C$0.4655 for the 2020 Notes. If there is an equity financing completed at 95% of the conversion price, or below, the conversion price is adjusted downward. The Convertible Notes can be redeemed by the Corporation after four years with not more than 60-days written notice and not less than 30-days written notice when the Corporation’s common shares reach a volume weighted average trading price for 20 consecutive trading days of C$0.7082 or higher for the 2016 Notes and C$0.931 or higher for the 2020 Notes. Following the notice of redemption, but prior to the redemption date, the holders may convert their Convertible Notes to be redeemed into common shares at the then-current conversion price.

The terms for the 2020 Notes were announced on March 10, 2020, for gross proceeds of $35.0 million at a USD:CAD exchange rate of 1:1.36 (C$47.6 million due and payable upon maturity). The 2020 Notes were issued on March 17, 2020, with a USD:CAD exchange rate of 1:1.42; this movement resulted in a foreign exchange gain on the date of issuance.

Each set of Convertible Notes are deemed to contain an embedded derivative (collectively, the “Convertible Note Derivatives”) relating to the conversion option. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods. At inception, for each set of notes, the face value of the notes was reduced by the estimated fair value of the related convertible note derivative and the transaction costs. See below for additional detail of initial value upon issuance of each set of notes:

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019

(Unaudited, expressed in US dollars)

5.	Convertible Notes (continued)

	2020 Notes	2016 Notes
Gross proceeds upon issuance	$35,000,000	$38,508,431
Foreign exchange gain	(1,419,753)	-
Face value of convertible note	$33,580,247	$38,508,431
Estimated fair value of embedded derivative	(17,197,994)	(19,771,572)
Transaction costs	(213,575)	(429,723)
Convertible note liability, net	$16,168,678	$18,307,136

The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method. The expected value of the 2016 Notes at maturity is $36.6 million (C$49.9 million) based on the exchange rate at June 30, 2020 (2019 - $38.1 million (C$49.9 million)). The expected value of the 2020 Notes at maturity is $34.9 million (C$47.6 million) based on the exchange rate at June 30, 2020.

During March 2020, the fourth annual interest payment was made to the 2016 Note holders in cash, in the amount of $18,353 (2019 - $18,727).

The components of the Convertible Notes are summarized as follows:

Convertible Notes
Balance, December 31, 2019	$27,336,373
Additions	16,168,678
Accretion and Interest Expense	1,999,051
Interest Payments	(18,353)
Foreign exchange adjustments	(627,942)
Balance, June, 2020	$44,857,807

Upon the issuance of the 2016 Notes, of which Paulson & Co., Inc. (“Paulson”) participated, the Corporation entered an Investor Rights Agreement (“IRA”) with Paulson. The IRA entitles Paulson to nominate two directors to the Corporation’s Board of Directors through the period to which Paulson maintains a fully diluted ownership of more than 20%. Paulson was the sole participant in the 2020 Notes. Upon the issuance of the 2020 Notes, the IRA was amended to entitle Paulson to nominate one of its two director nominees as Chair of the Corporation’s Board of Directors. If all notes were converted, Paulson would hold 209,357,324 shares of the Corporation.

6.	Convertible Note Derivative

Convertible Note Derivatives related to each set of Convertible Notes (Note 5) were valued upon initial recognition at fair value using partial differential equation methods and are subsequently re-measured at fair value at each period end through the consolidated statement of net loss and comprehensive loss. The convertible note derivative related to the 2016 Notes (the “2016 Derivative”) had an initial fair value of $19.8 million. The convertible note derivative related to the 2020 Notes (the “2020 Derivative”) had an initial fair value of $17.2 million. The components of the derivatives, collectively the “Convertible Note Derivatives”, are summarized as follows:

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019

(Unaudited, expressed in US dollars)

6.	Convertible Note Derivative (continued)

Convertible Note Derivative
Balance, December 31, 2019	$25,478,212
Additions	17,197,994
Fair value adjustment	30,256,819
Foreign exchange adjustments	26,178
Balance, June 30, 2020	$72,959,203

Upon conversion of the Convertible Notes, the fair value of the Convertible Note Derivatives and the carrying value of the Convertible Notes will be reclassified to share capital.  There are no circumstances in which the Corporation would be required to pay any cash upon conversion of the Convertible Notes.

The fair value of the Convertible Note Derivative was calculated using partial differential equation methods. The assumptions used in the valuation model include the following, with a change in share price having the most significant impact on the valuation:

2016 Derivative	June 30, 2020	December 31, 2019
Risk-free interest rate	0.3%	1.7%
Expected term (in years)	2.9	3.2
Share Price	C$0.72	C$0.63
Credit Spread	10%	10%
Implied discount on share price	21% - 9%	37% - 26%
Expected share price volatility	67%	58%

2020 Derivative	June 30, 2020	March 17, 2020
Risk-free interest rate	0.4%	0.9%
Expected term (in years)	6.7	7
Share Price	C$0.72	C$0.41
Credit Spread	10%	10%
Implied discount on share price	21% - 9%	21% - 9%
Expected share price volatility	60%	60%

7.	Share Capital

a.	Authorized

Unlimited number of common shares without par value.

Unlimited number of first preferred shares without par value.

Unlimited number of second preferred shares without par value.

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019

(Unaudited, expressed in US dollars)

7.	Share Capital (continued)

b.	Share purchase options

Under the terms of the Corporation's Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods as determined by the Board of Directors of the Corporation and the exercise price shall not be less than the five-day weighted-average share price on the day preceding the award date, subject to regulatory approval. The Stock Option Plan includes a Stock Appreciation Rights (“SAR”) clause which allows individuals the option to terminate vested options and receive shares in lieu of the benefits which would have been received had the options been exercised. All stock options granted are subject to vesting, with one quarter vesting upon issuance and one quarter vesting on each anniversary from the date of grant. A summary of share purchase option activity within the Corporation’s share-based compensation plan for the year ended December 31, 2019 and six months ended June 30, 2020 is as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance December 31, 2018	16,684,075	$0.70
Options granted	5,760,000	0.87
Options expired	(543,375)	0.70
Options terminated via SAR	(787,500)	0.54
Options exercised	(1,386,950)	0.49
Balance December 31, 2019	19,726,250	$0.77
Options granted	4,425,000	0.57
Options expired	(191,250)	0.54
Options terminated via SAR	(140,000)	0.36
Options exercised	(514,000)	0.44
Balance, June 30, 2020	23,306,000	$0.73

The number of outstanding options represents 8.6% of the issued and outstanding shares at June 30, 2020. During the three and six months ended June 30, 2020, the Corporation’s total share-based compensation was $336,620 and $887,864, respectively (2019 - $372,595 and $1,141,473). This is comprised of $334,847 and $886,092, respectively, in periodic stock-based compensation related to options granted (2019 - $372,595 and $1,166,237) and $1,773 for both periods related to SAR activity (2019 – nil and $(24,764)).

The fair value of options granted is estimated at the time of the grant using the Black-Scholes option pricing model. The weighted average inputs used in the Black-Scholes option pricing model are:

	Six Months Ended
	June 30, 2020	June 30, 2019
Fair value options granted	C$0.32	C$0.61
Risk-free interest rate	1.4%	1.8%
Expected term (in years)	5.0	5.0
Expected share price volatility	65%	64%
Expected dividend yield	-	-
Expected forfeiture	5%	5%

An analysis of outstanding share purchase options as at June 30, 2020 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices (C$)	Number	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)
$0.31 - $0.44	2,117,125	$0.36	2.4	1,404,625	$0.34	1.3
$0.59 - $0.72	9,795,125	$0.62	3.3	5,144,813	$0.62	2.5
$0.82 - $0.89	5,268,750	$0.88	1.7	4,978,750	$0.89	1.6
$0.91 - $0.98	6,125,000	$0.96	3.3	2,448,750	$0.97	3.4
$0.31 - $0.98	23,306,000	$0.73	2.8	13,976,938	$0.75	2.2

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019

(Unaudited, expressed in US dollars)

7.	Share Capital (continued)

c.	Warrants

There was a total of 2,000,000 Franco Nevada warrants outstanding as of both December 31, 2019 and June 30, 2020.

8.	Exploration and Evaluation Expenditures

The Corporation’s exploration and evaluation expenditures at the Stibnite Gold Project for the three and six months ended June 30, 2020 and 2019 were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Exploration and Evaluation Expenditures
Consulting and labor cost	1,371,493	1,379,945	2,565,170	2,515,617
Field office and drilling support	530,619	470,650	854,114	860,971
Engineering	315,182	350,069	560,593	1,239,901
Permitting	4,161,852	2,813,632	7,233,892	5,512,557
Environmental and reclamation	92,003	-	233,892	-
Legal and sustainability	312,001	1,135,832	827,537	1,611,737
Exploration and Evaluation Expense	$6,783,150	$6,150,128	$12,275,198	$11,740,783

9.	Finance Costs

The Corporation’s finance costs for the three and six months ended June 30, 2020 and 2019 were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Finance costs
Accretion	1,135,088	652,106	1,984,935	1,291,285
Transaction costs	-	-	224,210
Interest expense on Convertible Notes	8,797	4,669	14,116	9,316
Interest expense on leases	9,074	2,257	19,290	7,759
	$1,152,959	$659,032	$2,242,551	$1,308,360

10.	Financial Instruments

The Corporation classified the fair value of the financial instruments according to the following fair value hierarchy based on the amount of observable inputs used to value the instruments:

The three levels of the fair value hierarchy are:

Level 1 – Values based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019

(Unaudited, expressed in US dollars)

10.	Financial Instruments (continued)

Level 2 – Values based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

Level 3 – Values based on prices or valuation techniques that are not based on observable market data.

At June 30, 2020 and December 31, 2019, the levels in the Fair Value hierarchy into which the Corporation’s financial assets and liabilities are measured and recognized on the balance sheet at fair value are categorized as follows:

	June 30, 2020
	Level 1	Level 2	Level 3
Convertible Note Derivative (Note 6)	$-	$-	$72,959,203
Warrant Derivative (Note 4)	-	-	313,768
	$-	$-	$73,272,971

	December 31, 2019
	Level 1	Level 2	Level 3
Convertible Note Derivative (Note 6)	$-	$-	$25,478,212
Warrant Derivative (Note 4)	-	-	274,723
	$-	$-	$25,752,935

11.	Segmented Information

The Corporation operates in one segment, being the exploration, evaluation and potential development of the Stibnite Gold Project. Details on a geographic basis are as follows:

	June 30, 2020	December 31, 2019
Assets by geographic segment, at cost
Canada
Current assets	$38,530,251	$17,487,984
Non-current assets	85,274	103,744
	38,615,525	17,591,728
United States
Current assets	978,279	922,630
Non-current assets	71,863,018	71,990,502
	72,841,296	72,913,132
	$111,456,821	$90,504,860

12.	Commitments

a.	Mining Claim Assessments

The Corporation currently holds mining claims on which it has an annual assessment obligation of $250,470 to maintain the claims in good standing. The Corporation is committed to these payments indefinitely. Related to the Mining Claims Assessments is a $335,000 bond related to the Corporation’s exploration activities.

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019

(Unaudited, expressed in US dollars)

12.	Commitments (continued)

The Corporation is obligated to make option payments on mineral claims comprising the Cinnabar prospect, which is part of the Project, in order to maintain an option to purchase to obtain title to these claims. As at June 30, 2020, the remaining option payments due on the Cinnabar property are $80,000, which will be paid over the next two years. The agreement includes an option to extend up to 20 years.

b.	Stibnite Foundation

Upon formation of the Stibnite Foundation on February 26, 2019, the Corporation became contractually liable for certain future payments to the Foundation based on several triggering events, including receipt of a positive Record of Decision issued by the US Forest Service, receipt of all permits and approvals necessary for commencement of construction, commencement of construction, commencement of commercial production, and commencement of the final reclamation phase. These payments could begin as early as Q3 2021 based on the current permitting schedule and range from $0.1 million to $1 million (upon commencement of final reclamation phase) in cash and 1.5 million in shares. During commercial production, the Corporation will make payments to the Stibnite Foundation equal to 1% of Total Comprehensive Income less debt repayments or a minimum of $0.5 million.

The Foundation will support projects that benefit the communities surrounding the Stibnite Gold Project and was created through the establishment of the Community Agreement between Midas Gold Idaho, Inc. and eight communities and counties throughout the West Central Mountains region of Idaho.

c.	Legal Update

On August 8, 2019, the Nez Perce Tribe filed a complaint under the Clean Water Act (“CWA”) in the United States District Court for the District of Idaho. The suit alleges that Midas Gold Corp. and its related subsidiaries are violating the CWA by failing to secure permits for point source water pollution claimed to be occurring at Midas Gold’s Stibnite Gold Project site. The Corporation believes that the case will be ultimately dismissed.

The Corporation filed a motion to dismiss and, in the alternative, a motion to stay the litigation pending conclusion of negotiations with the Environmental Protection Agency (“EPA”) on an administrative order on consent (“AOC”) under the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), a process that was underway before the plaintiff filed suit. Argument was heard on December 16, 2019 where the motion to dismiss was denied. On January 7, 2020, the Corporation filed its formal answer denying liability for the allegations contained in the complaint, and on January 8, 2020, the motion to stay the litigation was denied by the Federal District Court, but the court invited the Corporation and its related subsidiaries to renew a stay motion if the AOC becomes “imminent.”. A scheduling order was entered February 11, 2020, and if the matter proceeds to trial, it will likely take place in 2021.

Now entering its third year, the Corporation has been negotiating the AOC with the EPA, the United States Forest Service, the Idaho Department of Environmental Quality and the Shoshone-Bannock Tribes that will afford early clean up actions on the Stibnite Gold Project Site. Under CERCLA section 113(h), citizen suits under the CWA are pre-empted from interfering with work covered under an AOC. The Federal court has been advised that Midas Gold and the regulatory entities are engaged in efforts to craft an approach under CERCLA that would investigate the water quality and other resource issues on the Stibnite Gold Project Site and thus effectively address the relief sought in the plaintiff’s litigation. The AOC negotiations are proceeding.